Memo

Subject:	Grounds for a Yes vote on ConocoPhillips shareholder resolution requesting a report on the environmental impacts of oil sands operations

Date:	March 2011

Contacts:	Brian Rice, California State Teachers’ Retirement System
(916) 414-7413 brice@calstrs.com

Shelley Alpern, Trillium Asset Management Corporation
(617) 292-8026, x 248 salpern@trilliuminvest.com

Andrew Logan, Ceres
(617) 247-0700, x133 logan@ceres.org

Dear ConocoPhillips Shareholder:

The California State Teachers’ Retirement System (CalSTRS) and Trillium Asset Management Corporation are co-sponsors1 of Item No. 13 on the 2011 ConocoPhillips proxy ballot, a proposal which calls upon the Board of Directors to:

Prepare a report discussing possible long term risks to the company’s finances and operations posed by the environmental and societal challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2011.

This is the fourth year that shareholders have submitted a proposal addressing the company’s profile in the oil sands. The average vote received over the previous three years was 28% for a proposal calling for greater disclosure on the environmental and social impacts of the oil sands.

The resolved clause is different this year in that it focuses on the financial risk to investors. ConocoPhillips’ reporting on the environmental and social impacts arising from its extensive oil sands operations, and its efforts to mitigate them, have shown some improvement since the first oil sands proposal was filed by investors in 2008. Going forward, the logical next step needed by investors is a quantification of the financial risks associated with these impacts.

Oil sands development is fraught with risk, and long term profits depend on the quick and aggressive mitigation of these risks. For a thorough and detailed discussion of the challenges that may adversely affect the future economic viability of oil sands development in Alberta, we refer you to Canada's Oil Sands: Shrinking Window of Opportunity,2 authored by the RiskMetrics Group, a division of MSCI. The 92-page report, released in May, 2010, examines the challenges and risks presented by carbon and land reclamation regulations, water scarcity, climate change, aboriginal rights, regulatory risk, and other issues.

1 The co-filers are the Trillium Asset Management Corporation, Walden Asset Management, Green Century Capital Management Corporation, the Marianist Society, and the Sisters of Notre Dame of Toledo, Ohio.
2 http://www.ceres.org/Document.Doc?id=597

With respect to ConocoPhillips, we urge you to consider the following:

1.	ConocoPhillips (COP) shareholders bear significant financial and competitive risk as long as the company continues its strategic focus on the development of the oil sands.

COP is highly exposed, with 15.6% of its proved reserves in the oil sands as of December 31, 2010 (up from 8% in 2009). The company is the fourth largest in terms of projected barrels of oil per day expected by 2018. This growth will lead to a 20% increase in carbon emissions (using 2007 as a baseline).

In February 2011, COP announced that $6 billion of its $13.5 billion U.S. capital budget for the year would be spent on North American exploration and development. Priority spending was expected to go to growing the Foster Creek-Christina Lake thermal oilsands project and continuing the expansion of the Surmont in situ project.3

2.
The oil sands are an expensive bet on the long-term viability of high oil demand and high oil prices. Although oil is trading high at the moment due to political instability in oil-producing regions, investors would be unwise to assume that oil prices will remain high throughout the decades-long life span of oil sands projects.

According to analysts and the industry itself, the oil sands do not generate high rates of return even at current high oil prices. Oil sands are currently the most expensive oil in the world to produce. Financial analysts and industry players including Goldman Sachs and Total have said that oil sands projects require long-term prices in excess of $80/barrel to break even. Given the long capital horizons involved in the oil sands, oil prices need to remain consistently high for decades in order for projects to earn a return. Deutsche Bank and BP, among others, have raised doubts recently about the long-term oil demand and have predicted that global demand will peak in the next 10-20 years.4 Long term demand forecasts made by the International Energy Agency and OPEC have fallen by some 20% since 2006.5 COP shareholders could see significant capital assets stranded if long term prices and price volatility render its projects uneconomic.

At the same time, costs in the oil sands have begun to increase, raising the floor price at which production is profitable. As the world comes out of recession and the input price of commodities such as steel begins to rise, the breakeven price for new oil sands projects could approach levels seen several years ago, when by some estimates it exceeded $100/barrel.6 Costs of new projects have surged dramatically, beyond their 2008 peak at some companies.7 According to Canadian Natural Resources’ president, Steve Laut:

 3“Conoco committed to oilsands projects: company plans to spend $6B in North America,” Calgary Herald, March 5, 2011.
4 Deutsche Bank predicts that global demand will peak by 2020. Citing a breakeven point of $80/bbl for oil sands, Deutsche Bank warns that because of oil price volatility, oil companies must be confident that oil will average $100/bbl in order to justify making an investment (Deutsche Bank, The End of the Oil Age, December 22, 2010).
5 OPEC World Oil Outlook, July 2009, p.74, and International Energy Agency, World Energy Outlook 2009.
6 See footnote 2.
7 “The Oil Sands’ Silent Boom,” Globe and Mail, September 10, 2010.

There is, I think, a myth out there, particularly with the public, that the oil sands are huge moneymakers and generate all kinds of returns. The truth is, they just barely get over our 15 per cent after-tax return criteria.8

While significantly higher oil prices would offset these cost increases and improve the financial attractiveness of the oil sands, there is robust evidence from industry experts like Cambridge Energy Research Associates that oil prices cannot rise much beyond $120 to $150 per barrel before leading the world into a demand-destroying recession. Furthermore, as prices rise, fuel-switching becomes increasingly attractive.9 Bottom line: oil sand producers are operating in a narrowing window of profitability, even before considering the potential costs associated with carbon liabilities, water scarcity, and land reclamation, among others.

3.
The financial attractiveness of the oil sands also depends on the assumption that environmental regulations will be lax or that transformational technological breakthroughs (such as carbon capture and sequestration) are imminent. Neither assumption is consistent with current trends.

The costs associated with managing the environmental impacts of oil sands development are high and growing. With water in the oil sands region increasingly scarce, new mining projects need to incorporate large water storage facilities, adding to costs. The cost to reclaim land disturbed by oil sands operations is likely to be in the tens of billions of dollars industry-wide, according to a new report by the Pembina Institute, and yet at present it appears that none of these liabilities are being reported to shareholders on corporate balance sheets, making the economics of oil sands projects appear better than they actually are.10 Carbon emissions, whether emitted from surface mining or the in situ method, are far more intensive that of crude oil11, as are NOx and SOx emissions.12

The regulatory front poses direct market risk. Eleven U.S. Northeast and Mid-Atlantic states have committed to analyzing a single low-carbon fuel standard for the entire region. Section 526 of the provision of the Energy Independence And Security Act of 2007 prohibits United States government agencies from buying oil produced by processes that produce more greenhouse gas emissions than would traditional petroleum including oil sands. The European Fuel Quality Directive may also inhibit growth in market share if oil sands are assigned a higher “carbon value” than conventional oil.13 In Canada, new rules expected this year from Alberta will restrict water withdrawals; a national strategic plan is in place to reduce air pollution by up to 55% by 2012; and the nation has pledged to reduce greenhouse gas emissions by 17% below the 2005 baseline by 2020.

8 “Canadian Natural to Set Own Pace on Horizon Expansion,” Globe and Mail, December 2, 2010.
9 See footnote 2.
10 See Toxic Liability: How Albertans Could End Up Paying for Oilsands Mine Reclamation (Pembina Institute, September 2010) at http://www.pembina.org/pub/2075.
11 Oil sands production is 3.2 to 4.5 times more GHG intensive than conventional oil, with in situ emissions 2.5 times more intense than surface mining. Lifecycle emissions are 8-37% higher than conventional oil. “Canada’s Oilsands Development: Investor Overview,” by Nathan Lemphers, Pembina Institute, webinar presentation sponsored by the UN Principles for Responsible Investment, March 10, 2011.
12 “Producing a barrel of bitumen creates more than twice as much nitrogen oxides and sulphur dioxide emissions as producing a barrel of conventional oil,” according to the Pembina Institute, citing “Life cycle assessment of oilsands technologies,” by J. Bergerson and D. Keith, Proceedings of the Alberta Energy Futures Project Workshop, 2006.
13 “Report to EU Commission Confirms Oilsands are High-Carbon Fuel Source,” blog post by Danielle Droitsch of the Pembina Institute, February 9, 2011 at http://www.pembina.org/blog/497.

Legal challenges from environmental and indigenous advocates are delaying projects across the industry. Enbridge’s proposed Gateway and Alberta Clipper pipelines are being delayed in challenges related to land title and environmental assessments. TransCanada’s proposed Keystone XL pipeline, which would connect oil sands product from Alberta to the Gulf of Mexico, is also being delayed by environmental challenges.

Communities suing to protect their right to a subsistence livelihood include the Fort Chipewyan First Nation, the Mikisew Cree, the Beaver Lake Cree, the Tsuu T’ina Nation and the Samson Cree.

The Beaver Lake Cree Nation’s March 2008 lawsuit against Alberta calls for an injunction to block more than 16,000 permits related to oil sands development.  Separately, a judicial review is underway of an oil sands development application being granted without any First Nations consultation, which would run contrary to the precedent of case law. The case was dismissed but is being appealed on substantive grounds.

Carbon capture and sequestration (CCS) is still many years away. COP has championed CCS as a partial solution, but the company’s proposal for CCS funding by the province of Alberta was rejected in 2009. Even if CCS technology proves to be successful at reducing GHG emissions, the costs could range between $110 and $290 per ton.14

As it has in previous years, ConocoPhillips has continued to reject requests for a dialogue with the proponents regarding the questions raised in our proposal and the above analysis. COP has also ignored to an invitation to dialogue from Ceres and forty-four signatories of the UN Principles for Responsible Investment (representing in excess of $3 trillion in assets).

In conclusion, it is the proponents’ opinion that COP is exposed to substantial financial risk associated with its current and future oil sands operations, but has failed to demonstrate it is adequately addressing its existing or future liabilities. Given the company’s high exposure to these operations, we believe that these risks are material to the company.

To signal clearly to ConocoPhillips that it must be more transparent to shareholders about the level of risk from the Alberta oil sands projects, please vote your shares in support of this proposal.

14 Carbon Capture and Storage in the Albertan Oil Sands: A Dangerous Myth, World Wildlife Fund UK and the Co-operative Financial Services, October 2009.